WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail: wmslaw@tampabay.rr.com

February 8, 2010

Amanda Ravitz
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:           GHN Agrispan Holding Company
Amendment No. 1 to Registration Statement on Form S-1
Filed January 6, 2010
File No. 333-162471

Dear Ms. Ravitz:

Reference is made to the comments of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed by GHN Agrispan Holding Company, a Nevada corporation (the “Company”) in the SEC’s letter dated January 21, 2010 (the “Comment Letter”) addressed to Xu Yizhen, President and Chief Executive Officer of the Company.

We are writing to respond to the Comment Letter and have prepared Amendment No. 2 to Registration Statement on Form S-1 to address your comments.  The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.  Marked copies of our amendment are also attached to assist in facilitating your review.

If we do not secure additional funding, page 5.

1.  Revise to quantify your expected near term capital requirements.

Response to Comment 1:

We have revised the first sentence of this risk factor to include the underlined language as set forth below.

We will need to secure additional funding in the amount of $6.5 million dollars to implement our business plan by funding future catering and agricultural projects in the next 12 months.
If we do not file a Registration Statement, page 13.

2.  We note your response to our prior comment 13.  Please further revise the risk factor heading and body to make clear that as of the date of effectiveness you will be subject to the periodic reporting requirements of Section 15(d).  Please refrain from using terms such as “mandatory reporting company” and “reporting company.”  In addition, please remove any suggestions that you will not be subject to any of the requirements of the Securities Exchange Act of 1934.

Response to Comment 2:

We have revised the header and body of this risk factor to incorporate your comments.  The revised risk factor is set forth below.

Although as a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through December 31, 2010, if we do not file a Registration Statement on Form 8-A on or prior to December 31, 2010, our securities can no longer be quoted on the OTC Bulletin Board, which could reduce the value of your investment.

As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through December 31, 2010, including a Form 10-K for the year ending December 31, 2010, assuming this registration statement is declared effective before that date.  At or prior to December 31, 2010, we intend voluntarily to file a registration statement on Form 8-A. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.    If we do not file a registration statement on Form 8-A at or prior to December 31, 2010, our securities may not be qualified for continued quotation on the OTCBB, assuming they become qualified prior to such date, which could reduce the value of your investment.

Selling Shareholders, page 13.

3.  Please clarify the price at which each sale of shares was made.

Response to Comment 3:

We have revised the fifth and sixth sentences of this section to include the underlined language as set forth below.

In September 2009, we sold 500,000 shares at a price of $.05 per share to 36 non-U.S. investors.  In September 2009, we issued 20,000 shares to our attorney for legal services which we valued at $.05 per share based upon contemporaneous cash sales.

Description of Business, page 24.

4.  We note your response to our prior comment 19.  It is still unclear to us what your primary source of food ingredients for your Catering/Food Distribution segment is.  Please tell for 2009 the extent to which each of your sources supplied your food ingredient needs.  Additionally, please tell US for fiscal year 2010 what you anticipate your sources of food ingredients to be and their relative proportions.

Response to Comment 4:

We have included the following disclosure in the section entitled “Acquisition of Food Products” and deleted the section formerly entitled “Sources of Food Ingredients.”

Our catering and food distribution business obtains all of its daily consumed materials and long consumption materials from third party wholesalers.  The suppliers of our raw materials are set forth below:

Suppliers	Proportion	Ingredients Supplied
Xiamen Lvxinyuan Trading Ltd.	4.3%	Rice
Nanjing Gusheng Rice Ltd	3.8%	Rice
Xiamen Good Year Dongmiye Ltd.	5.2%	Rice
Xiamen Lvlianchang Trading Ltd	3.2%	Rice
Xiamen Shengzhou Vegetable Oil Ltd	8.2%	Edible oil
Xiamen Xinlongshan Grain Oil Ltd	6.6%	Edible oil
Xiamen Yinxiang Food Ltd	12.5%	Meat and fish
Xiamen Boshan Food Ltd.	13.5%	Meat and fish
Xiamen Huangjinxiang Flld Ltd	11%	Meat and fish
Xiamen Yongjiaxin Trading Ltd	7%	Vegetables
Xiamen Xinlongzhu Trading Ltd	3%	Vegetables
Xiamen Anruijie Environmental Project Ltd	4.3%	Disposable materials
Xiamen Liangfeng Trading Ltd	6.35%	Disposable materials
Xiamen Yikang Food Ltd	5.05%	Condiments

In 2010, we anticipate that our agricultural business will supply up to 6% of the daily consumed materials of our catering and food distribution business.  The balance of our raw material needs will continue to be supplied by third party wholesalers.

5.  Please revise to explain what “pollution free” means.

Response to Comment 5:

We have included the following disclosure in the section entitled “Agriculture.”

Certain of our agricultural products are certified by the State Market Quality Inspection Bureau of China, or the Quality Inspection Bureau, as “pollution-free vegetables and the level above”.  Fruit planting base (i.e., Gansu) currently has not been certified as "pollution-free". Vegetables planted at Fujian Zhuba farm has been certified as "pollution-free."

“Pollution free” vegetables refer to vegetables whose origin, production processes and product quality have been certified by the Quality Inspection Bureau to meet the “pollution free” standards set by the Quality Inspection Bureau.  “Pollution-free” vegetables must be cultivated in a planting base that does not exceed prescribed levels of atmospheric, water and soil contaminants.  The planting base is further subject to geographic restrictions relating to proximity to pollution sources such as factories, hospitals, residential areas, primary highways, soil rich in heavy metal, and areas where soil and water related endemic diseases are common.  No areas that have been used for garbage landfill, industrial and hospital waste and contaminated residues can be used as the land for “pollution free” vegetables.  No industrial and living waste water or other contaminated sources of water can be used for growing or washing “pollution free” vegetables.

All vegetables designated as “pollution free” must pass qualification checks by the above government authorities in the producing area or market and are accredited by the government departments concerned with using pollution-free agricultural products labels. The production of the pollution-free vegetables is under the technical direction of government’s Agricultural Technology Department during the whole process and is sent into market after passing the qualification checks by the government’s Quality Supervision Department. Inspection is carried out once every three years. Only enterprises that have passed such certifying process can have the pollution-Free Agricultural products logo printed on the packaging. At present, only 494,200 acres of agricultural base in the Fujian Province and 966,659 acres of agricultural base in Gansu Province have passed the national certification of pollution-free agricultural base.

6.  We note your response to our prior comment 20.  However, you have not specifically addressed our comment.  As such, we reissue our previous comment.  Please disclose specifically and in detail how the wholesale market prices at which you purchase vegetables from fanners are determined, how resale prices at which vegetables are sold are determined (and by whom), and tell us and significantly expand your disclosure to better describe the substance of the arrangements with the land lessors/famers with whom you contract and do business.  Please also explain the nature of each party's risks as a result of your arrangement and why you have concluded that each party bears those risks.  As part of your response, please specifically address the following:

•	Whether you sell your products to the owners/operators of wholesale markets or
•	retailers who purchase at wholesale markets.
•	Whether by "professional companies specialized in fruit and vegetable distributions and delivery at the location of planting base" you mean produce distributors.
•	The nature of and the differences between the contracted circulation agreements and the subcontracting arrangements.
•	Why the workers are employed in the name of GHN given that the farmers bear all the expenses and costs associated with employing workers.
•	What amount of the farmers' production you are required to purchase.
•	How and when you pay the farmers for the produce you purchase from them.
•	How you derive profits/revenues given that you purchase and resell the products at market prices.

7.  We note your response to our prior comment 21.  However, it does not appear to us that these arrangements have been described in greater detail.  As such, we reissue our prior comment.

8.  Please supplementally explain to us why your arrangements with land lessors/farmers are structured as they are under land contracted circulation agreements and internal land sub-contracting agreements.  Please be detailed and thorough in your response.

Response to Comments 6, 7 and 8:

We have amended in its entirety our disclosure in the section entitled “Suppliers” as set forth below.

We do not have long-term supply contracts with our suppliers, but in general we have more than four-year relationships with most of our major suppliers. In the past, we did not encounter any major difficulties in purchasing raw materials and we don’t foresee any difficulty locating backup suppliers.

For our long-term business development, we secure our fruit and vegetable planting bases through agreements with farmers who hold rights to plant and cultivate certain farmland from the PRC government.  Through “land circulation” agreements, we lease from these farmers the right to plant and cultivate fruits and vegetables on their farmland.  We then contract with the original farmer to perform the actual planting and cultivation in accordance with our specifications.  This agreement is referred to as a “sub-contracting agreement”.  We believe that this arrangement will provide us with greater stability in the quality and acquisition costs of our fruits and vegetables.

The sub-contracting agreements generally provide as follows:

•
The Company sets forth guidelines regarding the produce and manner of cultivation acceptable to the Company.  The guidelines may prescribe the species and volume of fruits and vegetables to be planted and the fertilizers, pesticides and cultivation practices approved by the Company.  We select the species of produce to be cultivated based upon our prediction of market demand.

•
The farmers are responsible for and bear all costs associated with maintaining and operating the planting bases.  These costs include costs and expenses customarily associated with crop cultivation and production including the cost of obtaining seeds, fertilizers and pesticides and all labor costs.  The farmers employ all workers and bear the costs of all taxes, insurance and health and welfare benefits.

•
We agree to purchase all fruits and vegetables produced by the farmers in compliance with our guidelines at a negotiated contract price.  The negotiated contract price is based upon the parties’ anticipated cost of cultivation, the anticipated volume of produce to be purchased, the price offered by competitive planting bases, the suggested market prices posted on the website of the Chinese government and the anticipated resale price of the produce.  We are not obligated to purchase any produce that do not meet our specifications or which are cultivated in a manner not meeting our specifications.  We pay for all produce actually delivered on the date of delivery.

•
The farmers are subject to and bear all risks associated with crop production including higher than anticipated costs of production, poor or low volume crop production, natural disasters, disruptions in operation and environmental pollution.

We resell our fresh produce at the then prevailing market rates to owner/operators of wholesale markets, owner/operators that have retail sites at wholesale markets and distributors that deliver our products to these owner/operators.  We do not sell directly to retailers who purchase at these markets.

Prevailing market prices at the time of sale may be impacted by the supply and quality of produce available at the time of sale, which are affected by environmental conditions, natural disasters, the ability of competitors to bring their products to market, the sales price offered by competitors and the Chinese regulatory environment.  There is no assurance that we will be able to successfully forecast the market demand or the market price of our products at the time of sale.  If we are unable to resell our fresh produce products at prices exceeding our acquisition price, our operating results and financial condition may be adversely affected.

We have also included the following risk factor in the section entitled “Risk Factors.”

An unanticipated decrease in the market price of our fresh produce products could adversely affect our operating results.

The success of our agricultural business segment depends in part upon our ability to acquire our fresh produce products at a discount to future sales prices.  We are parties to sub-contracting agreements which obligate us to purchase fresh produce products at a negotiated contract price, which products will be resold at a future date.  Prevailing market prices at the time of sale may be impacted by the supply and quality of produce available at the time of sale, which are affected by environmental conditions, natural disasters, the ability of competitors to bring their products to market, the sales price offered by competitors and the Chinese regulatory environment.  There is no assurance that we will be able to successfully forecast the market demand or the market price of our products at the time of sale.  If we are unable to resell our fresh produce products at prices exceeding our acquisition price, our operating results and financial condition may be adversely affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33.
Liquidity and Capital Resources, page 36.

9.  We note your response to our prior comment 30.  However your revised disclosure has not specifically addressed our comment. As such, we reissue our prior comment. Please revise to discuss the reasons for the changes in your restricted cash account.

Response to Comment 9:

We have updated the Liquidity and Capital Resources on page 34 to Form S-1/A Amendment No. 1 as follow:

For the nine months ended September 30, 2009, we had net cash used in investing activities of $4,339,460, which consisted primarily of $1,383,281 for the payment of land use rights, $2,043,465 for advances to related parties, $900,986 for the deposits payment on purchases of plant and equipment and reduced by the change in restricted cash of $138,326. The increase in restricted cash is mainly because we have restricted more funds for our expansion in catering / food distribution business in Ningbo City, Zhejiang Province, the PRC.

For the year ended December 31, 2008, we had net cash used in investing activities of $1,553,496, which consisted primarily of $110,287 for the purchase of plant and equipment and the change in restricted cash of $1,443,209. The change in restricted cash primary represented the restricted fund which we will use for our expansion plans in catering and agriculture businesses to acquire additional kitchenware facilities and farmlands, respectively.

Executive Compensation, page 43.

10.  Please revise to clarify whether salary or bonus amounts are at risk based upon actual performance and explain whether the targets in the chart on page 45 must all be met or just the Revenue and After-Tax Profit targets.

Response to Comment 10:

Note 3 to the section entitled “Targets for awarding executive compensation for the persons named above:” has been amended to include the underlined language and to remove the stricken language as set forth below.

3)
Total Revenue and after-tax profits will be directly linked to the executive compensation.  The date and installments of awarding:  Twenty percent (20%) of executive compensations shall be awarded in April 2010; Thirty percent (30%) awarded in April 2011; and, fifty percent (50%) awarded in year 2012.

Sixty percent of the compensation for the executives set forth above is not at risk if we don’t meet the targets.  With respect to the remaining 40%, if both the Total Revenue and After Tax Profit targets are not met, no bonus will be paid and the remaining 40% will not be paid.

Financial Statements as of and for the Fiscal Years Ended December 30, 2008 and 2007.
Note2. Summary of Significant Accounting Policies.
Revenue Recognition, page F-10.

11.  We note your response to our prior comment 39. However, your response in not thorough enough for us to assess how you determined that you act as an agent in these transaction. As such, we reissue our prior comment. Please supplementally provide us with a detailed and thorough analysis of your application of the guidance in EITF 99-19 to your agricultural business segment. For example, please address each of the indicators in paragraphs 7-17.

Response to Comment 11:

We have evaluated whether our revenue in Agricultural Segment is recognized based on:

(a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services, or
(b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee is a matter of judgment that depends on the relevant facts and circumstances and that the factors or indicators set forth below in our evaluation.

Indicators of Gross Revenue Reporting

Para 7. The company is the primary obligor in the arrangement—Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company's role in the transaction. If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Our evaluation:  In our normal procedures in our trading business of agricultural products, we generally receive the sale orders from the customers and we immediately place the back-to-back order to our supplier. The supplier will confirm us as an agent if the orders are able to be fulfilled or not, then we confirm the orders with the customers. We basically rely upon a few suppliers to meet with the customers’ orders and the supplier is responsible for fulfilling the customers’ orders. Hence, we are not a primary obligor in the arrangement and we do not have the risks and rewards in the transaction.

Para 8. The company has general inventory risk (before customer order is placed or upon customer return)—Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return. Evaluation of this indicator should include arrangements between a company and a supplier that reduce or mitigate the company's risk level. For example, a company's risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to the supplier or receives inventory price protection from the supplier. A similar and equally strong indictor of gross reporting exists if a customer arrangement involves services and the company is obligated to compensate the individual service provider(s) for work performed regardless of whether the customer accepts that work.

Our evaluation:  We do not keep inventory of the agricultural products and do not have title to the products before product is ordered by a customer. The customer takes title to the ordered products directly from the supplier since these products are directly delivered to the customers by the supplier. Therefore, we do not have any general inventory risk. In addition, the customer has no right of return or inventory price protection from the supplier; therefore we do not have any back-end inventory risk.

Para 9. The company has latitude in establishing price—If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

Our evaluation:  We earn a commission in a stated percentage of the amounts billed to a customer on the product sales. Therefore, we do not have reasonable latitude to establish the exchange price with a customer.

Para 10. The company changes the product or performs part of the service—If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of a company's physical change of the product or performance of the service and is not evaluated based on other company attributes such as marketing skills, market coverage, distribution system, or reputation.

Our evaluation:  The agricultural products are directly delivered to the customers by the suppliers and we cannot physically change the product, or perform part of the service ordered by the customer.

Para 11. The company has discretion in supplier selection—If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Our evaluation:  We have three major suppliers; one for each differing agricultural product ordered by a customer. We have no discretion to select among the suppliers.

Para 12. The company is involved in the determination of product or service specifications—If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Our evaluation:  We are not involved in the determination of products specifications, type or characteristics as of the nature of the agricultural products available do not conform to the parameters.

Para 13. The company has physical loss inventory risk (after customer order or during shipping)—Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point (for example, the supplier's facilities) and is transferred from that company to the customer upon delivery. Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that a company should record revenue gross based on the amount billed to the customer.

Our evaluation:  We do not have title to the products before or after product is ordered by a customer. The customer takes title to the ordered products directly from the supplier because the supplier directly transfers the ordered products to the customers. Therefore, we do not have any physical loss inventory risk.

Para 14. The company has credit risk—If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected. A requirement that a company return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and a company obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Our evaluation:  Upon acceptance of products by the customer, the supplier directly bills the tax invoices to the customer and we are responsible for collection of billed revenues as an agent to follow up with the supplier. With an evidence of the PRC tax invoices, the supplier assumes the absolute credit risk in the sale arrangement under a contract (as a principal) with the customer. If any disputes arise in the collection process, only the supplier has the ultimate right to take legal action against the customer. We are solely acting as a collection agent for the supplier and have no legal obligation to fulfill the complete collection in the sale arrangement. Therefore, we do not bear or assume any credit risk.

Indicators of Net Revenue Reporting

Para 15. The supplier (not the company) is the primary obligor in the arrangement—Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company's role in the transaction. If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the company or the supplier is responsible for fulfilling the ordered product or service.

Our evaluation:  We generally receive the sale orders from our customers and we immediately place the back-to-back order to our supplier. The supplier will confirm us as an agent if the orders are able to be fulfilled or not, then we confirm the orders with our customers. This is an indicator that our major supplier is responsible for fulfillment of our customers’ order. Therefore, the supplier (as a principal) is the primary obligor in the arrangement.

Para 16. The amount the company earns is fixed—If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.

Our evaluation:  We earn a stated percentage of the amount billed to a customer on the product sales, normally 20%. This is an indicator that our earnings are fixed and that we should record sales on a net basis.

Para 17. The supplier (and not the company) has credit risk—If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.

Our evaluation:  Upon acceptance of products by the customer, our supplier bills the tax invoices to our customers and we are responsible for collection of billed revenues as a collection agent of the supplier. Our supplier usually offers a general credit term of 30 days to the customers. This is an indicator that the supplier assumes the credit risk and we are acting as an agent of the supplier in the collection.

In conclusion, it is considered that we are only acting as an agent of the supplier in the trading business of agricultural products. Hence, we should record our revenue on a net basis.

12.  We note your response to our prior comment 40. Please revise your disclosure to include the information provided in your response.

Response to Comment 12:

We have included the following disclosure in the subsection entitled “Acquisition of Food Products” located in the section entitled “Description of Business”.

Although rice, oil and spices are considered as long consumption materials, they are daily and continuingly consumed to the production of catering services and lunch boxes. Most of our materials are perishable and not able to preserve for a long period of time. Our procurements for consumable materials are based upon the customers’ order on a daily basis so as to keep the minimum level of materials in food preparation. The material consumption turnover day is generally less than 30 days. In our business practice, all consumable material and supplies are expensed as cost of revenue after purchase and no inventory balance is resulted. The inventory amount of such long consumption materials is considered not material to our financial statement.

Note 11. Segment Reporting, page F-21.

13.  We note your response to our prior comment 42. However, it does not appear that you have addressed our comment. We reissue our previous comment. Please revise to disclose the expenses included in each reporting segment’s profit or loss and the basis for measurement of those costs. Refer to ASC 280-10-50-20 (formerly paragraph 25b of SFAS 131). For example, please specifically address the allocation of land rental expenses, food expenses, labor expenses, etc., to each segment.

Response to Comment 13:

We have revised Note 11 Segment Reporting as below.

11.  SEGMENT REPORTING – BUSINESS SEGMENT

The following information is presented in accordance with FAS 131. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is Chief Executive Officer, Ms. Xu, who evaluates revenue and gross margin information for each of the reportable segment. Operating expenses are not reviewed on a segment by segment basis. Each of the reportable segments is a strategic business unit that offers different products and services. They are managed separately because each business requires different technology and marketing strategies.

The Company operates two reportable business segments in the PRC:

●	Catering/Food Distribution Business – provision of catering services, restaurant sale and sale of frozen lunch boxes

●	Agricultural Business – trading of agricultural products, where the Company reports its revenue on a net basis as an agent and the Agricultural business was commenced in 2008.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company had no inter-segment sales for the years ended December 31, 2008 and 2007.

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the years ended December 31, 2008 and 2007:

	Year ended December 31, 2008
	Catering/ food distribution business	Agricultural business	Total
Revenues from external customers:-
- Product sales	$52,565	$-	$52,565
- Trading sales, net	-	1,640,790	1,640,790
- Catering service and canteen sales	6,464,942	-	6,464,942
Total revenues, net	6,517,507	1,640,790	8,158,297

Cost of revenue:-
Amortization of land use rights #	-	-	-
Food expenses	(3,626,056)	-	(3,626,056)
Labor expenses	(713,709)	-	(713,709)
Other operating expenses	(431,913)	-	(431,913)

Total cost of revenue	(4,771,678)	-	(4,771,678)

Gross profit	1,745,829	1,640,790	3,386,619
Depreciation	58,147	-	58,147
Net income	1,151,090	1,551,282	2,702,372
Expenditure for long-lived assets	$110,287	$-	$110,287

	Year ended December 31, 2007
	Catering/ food distribution business	Agricultural business	Total
Revenues from external customers:-
- Product sales	$-	$-	$-
- Catering service and canteen sales	1,136,325	-	1,136,325
Total revenues, net	1,136,325	-	1,136,325

Cost of revenue:-
Amortization of land use rights #	-	-	-
Food expenses	(631,076)	-	(631,076)
Labor expenses	(151,412)	-	(151,412)
Other operating expenses	(125,944)	-	(125,944)

Total cost of revenue	(908,432)	-	(908,432)

Gross profit	227,893	-	227,893
Depreciation	33,607	-	33,607
Other income	1,591	-	1,591
Net income	50,034	-	50,034
Expenditure for long-lived assets	$86,008	$-	$86,008

# land rental expense represents the amortization of land use rights. No amortization expense is incurred during the years ended December 31, 2008 and 2007 since the land use rights is subject to amortization starting from 2009.

14.  We note your response to our prior comment 43. However, it does not appear that you have addressed our comment. We reissue our previous comment. Please explain to us why the Agricultural Business segment has minimal other operating expenses. In this regard, it appears that you pay for vegetables produced by farmers at wholesale market prices.

Response to Comment 14:

For the years ended December 31, 2008 and 2007, and the period through September 30, 2009, our Agricultural Business segment is mainly engaged in trading of agricultural products as an agent of the supplier. With reference to the detailed analysis mentioned in comment #11 above, we solely act as an agent and report the revenue, net of its cost of revenue under the guidance of EIFT 99-19. The cost of revenue primarily consists of the purchase cost of agricultural products provided by our suppliers and direct labor. As trading of agricultural products is a simple and straight forward business, minimal other operating expenses are incurred, which primarily consist of salaries, traveling expense, and office supplies.

Note 15. Commitments and Contingencies, page F-24.

15.  We note your response to our prior comment 45. Please tell us and revise to disclose how you account for the three different types of payment terms for the operating leases. For example, please provide us with a schedule for one lease in each of the three types that includes payments and lease expense by period for the term of the lease.

Response to Comment 15:

The below schedule summarizes the future payments and lease expense by period under 3 types of leasing arrangements, as of December 31, 2008:

Future payments due,	Kitchen facilities and premises	Fruit plantation farmlands	Vegetable plantation farmlands	Total
	(Type 1)	(Type 2)	(Type 3)
Year ending December 31:
2009	176,957	660,747	721,282	1,558,986
2010	159,000	-	-	159,000
2011	105,173	-	-	105,173
2012	-	660,747	-	660,747
2013	-	-	-	-
Thereafter	-	880,997	-	880,997

Total:	441,130	2,202,491	721,282	3,364,903

Lease expense incurred:
Year ended December 31,
2007	19,798	-	-	19,798
2008	108,802	-	-	108,802

Sub-total:	128,600	-	-	128,600

Lease expense to be incurred:
Year ending December 31,
2009	176,957	55,094	72,217	304,268
2010	159,000	220,378	72,215	451,593
2011	105,173	220,378	72,215	397,766
2012	-	165,283	72,215	237,498
2013	-	-	72,215	72,215
Thereafter	-	-	361,071	361,071

Sub-total:	441,130	661,133	722,148	1,824,411

Type 1.   We leased certain kitchen facilities and premises under non-cancelable operating leases with various terms of 2 to 4 years with fixed monthly rentals, due through August 2011. We paid and incurred the rent expenses for the years ended December 31, 2008 and 2007 totaling $108,802 and $19,798, respectively. Such lease expense is directly charged to the operation when incurred.

Type 2.   We leased various fruit plantation farmlands under non-cancelable operating leases with a lease term of 10 years, with installment payable in various terms over the lease period, subject to the below rental payment schedule as below:

Payment becomes due before,
October 1, 2009 (inception of lease)	$660,747
October 1, 2012	660,747
October 1, 2015	880,997

$2,202,491

During the nine months ended September 30, 2009, we paid the first installment of $661,133 on the partial rental payment of land use rights for approximately 82.9 acres of farmlands to develop an agricultural plantation bases in Gansu Province, the PRC, from its restricted cash and it will be recorded as “land use rights”. The prepaid rental payment will be amortized over its installment period of the lease term, on a straight-line basis and its lease expense will be recorded as “amortization of land use rights” in the statement of operations.

Type 3.  We leased various vegetable plantation farmlands under non-cancelable operating leases with a lease term of 10 years. During the nine months ended September 30, 2009, we made a full and upfront rental payment of $722,148 relating to land use rights for approximately 104.44 acres of farmlands to develop an agricultural plantation bases in Fujian Province, the PRC, from its restricted cash and it will be recorded as “land use rights”. The prepaid rental payment will be amortized over its lease term of 10 years, on a straight-line basis and its lease expense will be recorded as “amortization of land use rights” in the statement of operations.

Financial Statements as of and for the Nine Months Ended September 30, 2009.
Condensed Consolidated Statements of Cash Flows, page F-28.

16.  We note you response to our prior comment 50. While you state that you consider land use rights as productive assets, you have not provided a basis under GAAP for that conclusion. In addition, paragraph 17c of SFAS 95 relates to payments to acquire property, not to payments to lease it. As you make clear throughout your filing, you are leasing land, not acquiring it. Therefore, as the substance of payments on land use rights is rent, these payments should be classified as cash flows from operating activities.

Response to Comment 16:

We have re-classified rent as cash flows from operating activities.

Note 15. Commitments and Contingencies, page F-45.

17.  We note that you have made a partial rental payment in the amount of $1,383,281 on your 187.34 acres of farmland lease. Please tell us the amounts of the remaining rental payments for this farmland lease. Additionally, please tell us how you calculated the land rental expense of $54,161.

Response to Comment 17:

The remaining lease payment of farmland lease is summarized as:

	Fruit plantation farmlands	Vegetable plantation farmlands	Total
Payments due,
Year ending December 31:
2009	660,747	721,282	1,382,029
2010	-	-	-
2011	-	-	-
2012	660,747	-	660,747
2013	-	-	-
Thereafter	880,997	-	880,997

Total lease payments due	2,202,491	721,282	2,923,773

Less: Prepayments made during the nine months ended September 30, 2009	(660,747)	(721,282)	(1,382,029)

Remaining lease payments	1,541,744	-	1,541,744

We have made the prepayments to certain land use rights during the September 30, 2009 and such prepayments are subject to amortization over their available lease periods commencing from the inception of the lease arrangements. The amortization of prepaid lease payments is recorded as an expense in the statement of operations.

The estimated amortization of the prepaid land use rights for the next five years and thereafter is as follows:
	Fruit plantation farmlands	Vegetable plantation farmlands	Total

2009 Q1 to Q3	-	54,161	54,161
2009 Q4	55,094	18,056	73,150
2010	220,378	72,215	292,593
2011	220,378	72,215	292,593
2012	165,283	72,215	237,498
2013	-	72,215	72,215
Thereafter	-	361,071	361,071

Total:	661,133	722,148	1,383,281

Prepaid land use right of fruit plantation farmlands is amortized over the lease installment period of 3 years, from October 1, 2009 to September 30, 2012, based upon the first installment payment.

Prepaid land use right of vegetable plantation farmlands is amortized over the lease term of 10 years.

In addition the Company also acknowledges the following;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at (813) 831-9348.  Thank you.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.